Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472



The following is a transcript of a conference call made available on Hughes' website beginning July 17, 2002. Certain text contained within the transcrtipt has been bracketed because it was inaudible.


In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                         HUGHES ELECTRONICS CORPORATION

                              MODERATOR: JON RUBIN
                                  JULY 15, 2002
                                   1:00 PM CT



Operator:  Good day everyone and welcome to the today's Hughes Electronics
           Corporation 2002 Second Quarter Earnings Results conference call. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn the conference over to the Vice President of Investor Relations Mr. Jon Rubin. Please go ahead.

Jon Rubin: Thank you operator and thank you everyone for joining us for our second quarter 2002 earnings conference call. With me today on the call are Jack Shaw our President and CEO, Eddy Hartenstein, Chairman and CEO of DIRECTV, Roxanne Austin, President and COO of DIRECTV, Mike Gaines our CFO, Kevin McGrath, Chairman of DIRECTV Latin America, Pradman Kaul, Chairman and CEO of Hughes Network Systems, Pat Doyle, our Controller and Treasurer and the CFO's from our major businesses.

           Before we proceed I would like to remind you that the use of the words expect, anticipate, project and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold and we believe that they are reasonable actual results may differ materially due to important factors including those described in our SEC filings and in General Motors SEC filings.

           And now I would like to turn the call over to Jack Shaw for a few opening comments.

Jack Shaw: Thanks, Jon. I would like to spend a few moments discussing some of the key results from the quarter, as well as give you some thoughts about where we are heading in the second half of the year. The second quarter results are testament to the fact that we are doing a lot of things right at Hughes.

           The DIRECTV US operating performance and outlook is healthy, and we are on target to hit Hughes full year guidance for revenue and EBITDA. While overachieving on our cash guidance. To be balanced, however, we did have to reduce our full year guidance in other areas, which I will address in a moment.

           Looking at the quarter, I was very encouraged to see that demand for DIRECTV in the U.S. continues to be strong. During the quarter, our gross subscribers added were comparable to prior record levels for second quarter, and our net adds were 50% greater than last year's second quarter.

           The monthly average revenue per user, or ARPU, that we generated also was a pleasant surprise. The quarter over quarter increase reverses the trend of declining ARPU that we have seen in past quarters and has given us the confidence to increase DIRECTV 2002 full year revenue guidance by $100 million to $6.3 billion. And perhaps most importantly, the DIRECTV US economic model remains strong. As a result of our continuing efforts to reduce costs and the improved outlook for revenues we are increasing our full year EBITDA guidance for DIRECTV US to a range of $525 million to $545 million.

           I was also happy to see the nice ramp up in DIRECTV set-top box shipments by Hughes Network Systems. HNS shipped more than 500,000 boxes during the quarter, nearly 25% increase over last year. Given the year to date shipments, HNS is on track to ship well over 2 million boxes this year.

           Also worth noting were the solid results that PanAmSat posted, especially the 72% EBITDA margins. Hopefully, many of you were able to listen to the PanAmSat earnings call last Friday where they gave the full details behind their turnaround story.

           However, as I mentioned the quarter was not all positive. Certainly we were disappointed that we fell short of our target for DIRECTV net subscriber additions in the United States. However, I think it is important to note that these second quarter results do not reduce our confidence in achieving our full year subscriber guidance of 1.2 million.

           It also became clear that we needed to revise guidance for selected metrics at some of our businesses. Both DIRECTV Latin America and DIRECTV DSL will not be able to achieve their prior full year guidance for net subscribers and EBITDA. And HNS is now forecasting to achieve the low end of their prior ranges for overall revenue and DIRECWAY consumer subscribers.

           In some cases, the reasons behind the revisions in guidance are difficult for us to control. Like the economic turmoil and devaluation of several local currencies in Latin America. You can be sure that we are working around the clock trying to mitigate the negative impact from this instability in Latin America.

           For our consumer broadband businesses, it is clear that we need to find a way to make these services more compelling and profitable. If we are not able to do this, we will take the necessary actions to stem the losses and change the course. Kevin McGrath and Pradman Kaul will provide more complete update on these topics later in the call.

           Importantly, I would like to stress that because of the improved guidance from DIRECTV US we are able to maintain the consolidated Hughes guidance for revenue and EBITDA in 2002. And as Mike will tell you in a moment we are improving our cash forecast for the year by some $300 million.

           Before wrapping up my comments, I would like to provide a brief update on the status of the transaction with EchoStar. As you may have heard last week, General Motors received a favorable ruling from the Internal Revenue Service confirming that the split off of Hughes and merger with EchoStar would be tax-free.

           This was an extremely important milestone, and we are pleased to get it behind us. We continue to spend a lot of time in our nation's capital, working diligently with the regulatory agencies. The regulatory review is a long process as we indicated when the deal was announced. But we believe we are making progress.

           We are now fully engaged with the FCC and the DOJ, having produced numerous documents and continuing to respond to their questions. The review is at a more detailed level and it is moving in a constructive manner. We are pleased with this and continue to believe that we can get a satisfactory result and complete the transaction before the end of the year.

           So, in summary, while we clearly made good progress in many areas of our business, the second quarter also highlighted some areas where we still have some unfinished work. Nonetheless I believe the key takeaway from the quarter is that we are holding Hughes full year revenue and EBITDA guidance. And our major value driver DIRECTV in the United States remains on track to meet and, in most cases, exceed all of the key metrics for the year.

           The fact that DIRECTV US is raising its full year revenue and EBITDA guidance is the best evidence that we have that DIRECTV continues to improve its operational performance. And we expect these efficiencies to continue in the future. That concludes my opening remarks. Now I would like to turn the call over to Mike Gaines.

Mike Gaines: Thank you Jack. I will start with a quick overview of our consolidated financial performance and in a few minutes our business unit leaders will provide a detailed discussion of their revenues and EBITDA results in the quarter.

           Hughes revenue for the second quarter came in at more than $2.2 billion, which is more than 11% better than the second quarter of last year. EBITDA was $123 million or 50% better than last year. The primary drivers of our revenue and EBITDA growth continue to be the improving operating performance of DIRECTV in the US.

           The use of EBITDA as a performance metric has been given heavy media attention lately so I thought I would spend a few minutes helping you understand how we report EBITDA. And, in particular, our treatment of expense versus capitalized costs. In the interest of time, my remarks will focus on our DIRECTV US operation.

           If you have any additional questions about Hughes other businesses please feel free to bring them up during the Q&A period or any other time after the call. Before going any further, I think it is important to understand what EBITDA is. We define EBITDA as simply operating profit plus depreciation and amortization.

           At DIRECTV US, we have a business model whereby approximately 99% of the gross customers we obtain in a given period purchase their own receiving equipment. For these customers that own their equipment, all subscriber acquisitions costs, or SAC, are charged to selling expense, which is included in EBITDA.

           Our SAC for a basic box is expected to be around $525 this year. While no SAC is capitalized for customers that own their own equipment, a portion of SAC related to dealer commissions, which is about $275 per customer, is expensed over a 12 month period as the commission is earned by the dealer.

           For the roughly 1% of customers that choose to lease the DIRECTV equipment, an average of approximately $500 per customer is capitalized and depreciated over four years. These capitalized costs are associated with the set-top boxes and installation of the equipment.

           Since most of DIRECTV competitors have a much larger percentage of customers leasing equipment, the result is that these companies capitalize a much larger percentage of their costs and as a result are able to report much higher EBITDA. The major costs that DIRECTV capitalizes relates to long term assets such as constructing and launching satellites, maintaining and upgrading broadcast centers, and infrastructure costs related to such things as delivery of local signals and information technology systems.

           As a result of our DIRECTV US business model and the accounting practices I have just outlined, we believe DIRECTV reported EBITDA is a relatively more conservative financial metric compared to our competition, cable.

           Now let's review Hughes balance sheet and liquidity position. As of the end of the second quarter, our cash balance was $836 million or $278 million less than the balance as of the end of the first quarter. Total debt was nearly $3.5 billion, which increased almost $100 million during the quarter. The major use of cash in the quarter were for satellite and capital expenditures as well as the cash payment of $180 million associated with the final settlement of the contractual dispute with General Electric Capital Corporation.

           Through the first half of the year, cash requirements have totaled approximately $700 million. For the remainder of the year, our current forecast calls for an additional cash requirement of $500 to $700 million, bringing total 2002 cash requirement to $1.2 to $1.4 billion. This is an improvement of approximately $300 million from our prior cash guidance and is due to lower capital expenditures and improved working capital management, as well as the change in the expected timing of the resolution of our purchase price dispute with Boeing.

           We now expect any such resolution with Boeing to occur in 2003. In addition to cash on hand, the company has access to $500 million of revolving credit facility from GMAC and a $1.2 billion bank revolver. As of June 30, we have drawn approximately $100 of the GMAC facility and $1.2 billion revolver is completely available, giving us more than sufficient liquidity to fund our businesses to the anticipated close of the merger with EchoStar.

           We anticipate that Hughes and/or EchoStar will access the debt market prior to the expected closing of the merger. The capital raised will be used to help pay the dividend to General Motors. And if the merger transaction is delayed, the debt raised by Hughes will be used for refinancing existing facilities that mature in December 2002. That concludes my comments. With that I now would like to turn the call over to Roxanne for comments on DIRECTV US.

Roxanne Austin: Thanks, Mike, I appreciate that. Before jumping into the details of the second quarter results, I would like to make some general observations about DIRECTV and the state of our business. It has been just over a year now since the new management team has been at the helm. And during the last four quarters we have made tremendous progress in getting the business back on track.

           While we still have much work to do, I can say without a doubt DIRECTV is now a leaner more cost conscious and customer focused business today than it was a year ago. Importantly, our DIRECTV economic model is extremely healthy with subscriber returns continuing to show improvement each quarter, including this past second quarter.

           As we sit here at the halfway point of the year we are seeing healthy trends concerning our key metrics, and I believe we are on track to hit our full year subscriber growth target. And, because of better than expected ARPU and ongoing cost reductions, we believe we will deliver more revenue. And we are increasing our EBITDA range for the year compared to our prior expectations. In other words, we expect to continue to see subscriber financial returns increase during the second half of the year.

           Now let's take a closer look at the second quarter results. Overall, our business is performing well financially as evidenced by our overachievement in both revenue and EBITDA expectations. Our revenues were up 15% over a year ago and our EBITDA doubled. Importantly, we turned an operating profit loss of $38 million in the second quarter of last year into an operating profit of $52 million this year. A $90 million improvement.

           Our focus on cost and margins are definitely paying off. On the subscribers growth side, the 202,000 net subscribers additions fell short of our guidance of 225 to 250. We are disappointed that we did not meet our subscriber's growth guidance as Jack said earlier for the quarter, but we were very focused on improving our financial returns and were implementing a number of new initiatives.

           I believe all of our initiatives are good for the long-term financial health of the business, but they had a one-time effect on our subscriber performance this quarter. The two primary initiatives that affected our subscriber growth was implementing a new certificate program at certain retailers and eliminating our lowest tier programming package, Select Choice, for new customers and implementing new pricing for existing customers taking this package.

           With respect to growth additions, we began transitioning to the certificate program at some of our national retailers last quarter, which temporarily disrupted sales at some of their stores. We are confident that as a result of the certificate program, which creates a more simplified sales process for the retailer and eliminates their need for inventory, it enables us to better control the end user experience.

           The sales will start to rebound in these stores this quarter. Going forward you can expect us to continue to work closely with our entire network of distributors to aggressively promote and sell our service while always focusing on acquiring quality, committed customers.

           I am encouraged though by the fact that our gross additions, as Jack said, of 654,000 were comparable to our prior record levels for a second quarter. And our net additions were 50% better than the net additions of DIRECTV owned and operated subscribers achieved in the second quarter last year.

           The strong demand continues to be driven by many of the same reasons we highlighted last quarter. Namely programming packages that compare favorably to our competition's from a price value perspective, expanded local channel service, and consumer offers that make equipment installation very affordable.

           The second major factor impacting our net subscribers additions during the quarter is churn. For the quarter monthly churn was about 1.7%. As part of our new programming package initiatives in the second quarter, we eliminated our lowest tier-programming package for new customers and existing customers subscribing the package were given the choice of either upgrading to a higher programming tier or accept a $3 price increase.

           Our churn rate for these customers was higher than normal, adding about one tenth of one percent to our churn rate. In other words, excluding this churn we would have had about 1.6% churn in the quarter, equal to our first quarter. Of course, for those customers who accepted the $3 price increase, we are realizing better margins and that bodes well for us in the long term.

           Additionally, approximately 15 to 20% of these customers upgraded to higher price packages, another healthy ARPU trend we saw during the quarter. And while I certainly hate to see any customers leave DIRECTV, the silver lining is that these new programming packages are really driving our ARPU and programming margin improvement and these are key to increases in full year revenues guidance.

           We remain confident in our ability to keep churn at 1.6% or lower range for the balance of the year, due to the increasing number of subscribers with annual commitments. And most importantly, we also remain confident that we will be able to achieve our guidance of 1.2 million net new customers this year.

           For the second quarter, SAC for basic boxes came in at about $530 per gross subscriber addition, bringing our year to date SAC average to $525. SAC for advanced and lease boxes averaged an additional $6. The slight increase in SAC compared to the first quarter is due to the higher equipment and installation cost associated with our second quarter offer that promoted two room systems and the ever increasing percentage of new customers purchasing multiple set-top boxes.

           Considering the profile of customers with two or more boxes in their home, an increase in SAC for this reason is an investment, quite frankly, that we are happy to make. Our experience with multi-room homes demonstrates that these customers generate approximately $15 higher ARPU and higher margins than single set homes. In addition, the churn rate for these customers is more than five tenths of a percent better than our average churn rate. And importantly, the $5 mirroring fee alone maintains our existing internal rate of return for the subscriber, while the improvement in revenue, margin and churn drive the internal rate of return more than ten percentage points higher than a single room home.

           During the quarter some 50% of our gross additions purchased multiple boxes, yet another healthy trend. We expect this trend to continue as more and more customers, in particular in our local channel markets, find DIRECTV a true replacement for cable. At this point, we are maintaining our SAC guidance of $525 for the year plus another approximately $10 for leased and advanced boxes.

           If the percentage of customers taking multiple set-top boxes continues to increase, this could put upward pressure on our full year SAC. However, if there is such a thing as good SAC this is it.

           Excluded from our reported SAC are marketing expenses associated with maintaining our existing subscriber base. These retention marketing costs total $116 million in the quarter, which is approximately $30 million more than we ran in the first quarter.

           As with our SAC, the primary driver behind the higher retention marketing costs were costs from existing customers purchasing additional set-top boxes. We believe the significant number of customers rushing out to buy multiple set-tops was driven by our ability to now provide a full cable replacement in our now 44 local channel markets.

           As I indicated previously, we have seen significantly enhanced subscriber value associated with our multiple set-top homes. In addition, in order for an existing customer to acquire a DIRECTV subsidized set-top, whether at retail or directly from us, he or she must make an annual commitment.

           And as a result, we believe it makes substantially more economic sense to subsidize the equipment upgrade to secure the loyalty of existing customer than it does to lose that customer and have to replace them at an acquisition cost of $525. We expect our retention marketing cost to total approximately $100 million per quarter for the balance of the year.

           Pre-marketing cash flow was 40% of revenue for the quarter, about 1% higher than the first quarter results. This slight increase was primarily due to additional cuts made to our G&A expenses and higher programming margins driven by our continued success of our new packages. We continue to believe that pre-marketing cash flow will remain in the 39 to 40% range for the remainder of the year.

           Now lets move on to revenue. As I indicated earlier DIRECTV second quarter revenue of nearly $1.55 billion beat expectations. The strong performance was due primarily to higher than anticipated take rates of the Tyson-Lewis fight coupled with continued success of our new programming packages.

           For the quarter, ARPU was $58.10. We expect ARPU to remain at this level for the balance of the year due to the NFL Sunday TicketTM and other sports packages starting in the third quarter, our programming repackaging strategy, continued higher penetration rates of local channel programming and the improving mix of customers with multiple set-top receivers in their homes.

           As a result, we are increasing our full year revenue and ARPU guidance. We now expect revenue to be about $6.3 billion for 2002 compared to our previous guidance of $6.2. And we are increasing our full year ARPU guidance to about $58 per month from our prior guidance of $57 to $58.

           Due to the higher than expected ARPU, slightly lower growth subscribers additions and continued focus on lowering our cost structure, we were able to significantly overachieve our EBITDA projections. For the quarter DIRECTV reported EBITDA of $148 million compared to our guidance of $110 to $120 million.

           We expect to continue to see EBITDA continue at this level for the balance of the year, not withstanding significantly higher growth additions in the second half. As a result, especially due to the strong performance this quarter, we are increasing our EBITDA guidance to a range of $525 to $545 million.

           So in summary, I would like to stress we are on track to meet and in many cases exceed our full year guidance for all of our key metrics. We are seeing healthy trends in several key metrics and the results we posted in the first half of the year have given us confidence to increase our full year expectations for revenue and our range for EBITDA, leading the way to improved subscribers financial returns during the second half of the year.

           We are maintaining our focus on improving financial returns for every customer we add to DIRECTV. And with that, I will turn the call over to Kevin McGrath for an update on DIRECTV Latin America.

Kevin McGrath: Thank you, Roxanne. Obviously we are dealing with a significant amount of economic and political instability in Latin America. However, I thought I would start with a quick overview on some of the progress made this year on reducing our cost base. Year to date, we have reduced our SG&A by approximately $50 million which we project will result in approximately $100 million on an annualized basis.

           In addition in the area of programming costs, we have already achieved an excess of $70 million in annualized programming cost savings. Now, turning to the region's economic and political difficulties, we find ourselves operating in an increasing challenging environment. Several of our major markets are in the midst of economic turmoil.

           Argentina continues to face the economic crisis and the peso continues to devalue although the pace of decline has slowed in the last quarter. In contrast to our last call when Brazil appeared isolated from the turmoil in Argentina, Brazil now faces strong pressure due to the uncertainty surrounding the upcoming election and the contagioun effect from Argentina.

           The political events of Venezuela have also lead to further significant volatility in the Bolivar. We are even seeing the Mexican peso devalue faster than originally planned. We have and we continue to follow the predictions of the economists and their forecasts of the exchange rates going forward in these markets.

           Having said that, given the significant volatility of the market it has been difficult to predict the patterns of these exchange rate movements. In light of the economic conditions, DIRECTV Latin America has consciously slowed subscribers growth in order to conserve cash. We are focused on obtaining quality subscribers, reducing churn and rolling out more competitive offerings in order to profitability grow our subscribers base.

           In the second quarter of 2002, DLA grew by 27,000 subscribers. The increase is significant given the level of economic and political instability in Latin America just mentioned and in light of the decrease experienced by many, if not all, of our competitors.

           There is no doubt that we could stimulate additional sales, but we are instead choosing a conservative approach given the volatility of the region. The FIFA World Cup 2002 soccer event had a significant impact on DLAs quarter two results. As you recall, DLA distributed the World Cup rights in Argentina, Columbia, Mexico, Venezuela, Chile and Uruguay.

           The results of the World Cup were devastated by the economic situation in the region, with the greatest impact from Argentina. The total 2002 World Cup advertising dollars spent in Argentina was 13% of the amount spent during the last World Cup in 1998. The reduced market size in Argentina, coupled with the devaluation, negatively impacted Argentina World Cup revenues by approximately $25 million.

           Second quarter revenue was $227 million versus $175 million for the same period in 2001. The growth in the quarter is primarily the result of $55 million in World Cup revenues. Net subscribers growth of 238,000 over quarter two of 2001, which represents a 17% increase, added approximately $26 million revenue for the quarter. This increase was offset by devaluation throughout the region, most significantly in Argentina. DLA continues to aggressively increase prices to mitigate the negative impact of the devaluation in every country throughout the region.

           Second quarter EBITDA was negative $99 million versus negative $35 million in the same quarter in 2001. The $75 million loss in the second quarter for the World Cup and the additional impact of the devaluation were partially offset by a larger sub base and reduced SG&A. It should be noted that almost all of the 2002 World Cup revenues and costs were accounted for in the second quarter.

           Our April earnings call forecasted the impact of Argentina's devaluation to be a negative $133 million in revenues and a negative $95 million in EBITDA. While the devaluation in Argentina has held within the forecast established in April, the economists did not foresee the economic and political instability being felt in Venezuela, Brazil and Mexico. In the second quarter alone, Venezuela's currency devalued by 34%, Brazil by 17% and Mexico by 9%.

           Given the current instability in Latin America, we have revised our forecast to incorporate the current actual devaluation as well as the predictions of the economists for the exchange rate changes for the balance of the year. As a result we have lowered full year revenue to a range of $745 to $765 million from a range $800 to $850 million.

           We have increased the EBITDA loss for the full year to a range of $135 million to $155 million from a loss of approximately $100 million. Net adds for the year have been lowered to a range of 120,000 to 140,000 from a range of 150,000 to 200,000.

           Our goal in this environment is to mitigate as much as possible the effects of these devaluations through aggressive price increases, program provider renegotiations and further reductions in operating expenses, while continuing to profitability grow our subscribers base by adding premium quality subscribers onto our service. Unfortunately, the mitigation actions tend to take time to implement because of regulations and or market conditions, so the benefits of these actions will not be entirely felt for several months.

           Not withstanding the challenges in the business, we have become the largest pay TV provider in the region in the last year. More importantly, we have made huge strides in reducing our cost structure and refocusing our organization so that when conditions stabilize, we will be well positioned to take full advantage of rapid profitable growth. With that, I will turn it over to Pradman Kaul.

Pradman Kaul: Thank you, Kevin. HNS generated second quarter 2002 revenues of
           $254 million, which was in line with our guidance and 16% lower than the prior year. The decline was primarily due to lost sales in our Carrier segment. As we mentioned when we originally provided guidance for the year, comparisons for the segment are expected to be negative throughout the year, primarily due to substantial completion in 2001 of large projects for XM Satellite Radio and the Thuraya Satellite Telecommunications Company. Business in the Carrier segment is project driven and affected by the current downturn in the telecom carrier segment.

           HNS continued to demonstrate its strength in the set-top box market having shipped 512,000 DIRECTV units in the second quarter of 2002. A 24% increase compared to the 413,000 units shipped during the second quarter of 2001. During this quarter we also passed the milestones of shipping our nine millionth DIRECTV receiver system since HNS began production in 1996. This continued a favorable trend in our set-top box business, as we continue to meet the needs of DIRECTV's growing subscribers base. As a result, second quarter revenues in our set-top segment grew by 8% compared to the prior year.

           Sales to global satellite broadband customers were slightly down from prior year. However, we believe that we continue to win the majority of contracts and solidify a leading market position with enterprise customers. Year to date, our domestic enterprise broadband business has booked quality orders covering more than 15,000 sites.

           For example, during the second quarter HNS booked the following contracts. Casey's General Store, where we will provide broadband equipment and network services to approximately 13,000 convenience stores in nine Midwestern states. Aldi Foods where we will provide broadband upgrades and additional remote VSAT terminals at over 500 discount grocery stores throughout the East and Midwest.

           Marsh Supermarkets, where we will be providing broadband satellite service to over 280 supermarkets and convenience stores across the United States. Verizon, which will resell our DIRECWAY products and services to extend coverage for their enterprise broadband customers. Bridge Broadband, a wholesale distributor of high-speed Internet access to small and medium sized enterprises in the United Kingdom, where we will provide broadband access to ISPs and broadband distributors.

           And E-Cast, a rapidly growing interactive media network in the US where we will extend E-Cast's existing broadband network to geographical areas underserved by terrestrial cable and DSL providers.

           The number of consumers at single site SOHO DIRECWAY subscribers grew to over 123,000. An increase of nearly 11% over the prior quarter and 66% compared to the prior year. During the quarter we implemented several initiatives aimed at enhancing DIRECWAY subscribers broadband experience. For example, we launched the "My DIRECWAY" web site to provide customers with high quality streaming audio, local weather, account and technical support and a test to confirm their actual communications speeds. We view this as a low cost way to build relationships with consumers and are encouraged by the number of eligible users that have already registered for this service.

           We expanded direct marketing efforts to target potential customers through direct mail promotions, DIRECTV advertising, emails, print collateral and point of sale materials. We are also encouraged by new promotion whereby the customer initially pays only $99 but then remits a higher monthly fee over the first year.

           Based on the performance to date, we are estimating year-end subscribers at the low end of the previous range and expect to finish the year with roughly 200,000 subscribers. HNS' second quarter operating EBITDA was minus $30 million, a $6 million improvement compared to the second quarter of last year.

           All segments posted improvement for the quarter other than Spaceway, where spending increased slightly as we move closer to launch, and the Carrier segment, where cost reductions could not fully offset the margin impact of the sales decline.

           Looking forward to the third quarter, we expect sales performance largely resemble what we experienced up to this point of the year and for which we have provided guidance at the beginning of the year. The satellite broadband and set-top segments should grow but continue to be offset by negative comparisons for the Carrier segment.

           Given the continued softness in the telecommunication sector, we consider it prudent to focus our full year sales estimate at the lower end of the previous guidance or approximately $1.3 billion. We expect to continue seeing EBITDA benefits throughout the year from a growing consumer DIRECWAY subscriber base and focus on reducing both product and operating costs.

           We project third quarter EBITDA as flat to slightly down versus the prior year but remaining negative due to investments in the consumer DIRECWAY and Spaceway businesses. Consistent with our previous guidance, we anticipate full year EBITDA of minus $50 to $75 million.

           Before concluding, I would like to take a minute to update you on Spaceway. We remain keenly focused on completing the development of this important program. Progress continues on numerous fronts. We continue to collaborate with Boeing on satellite construction, with launch scheduled for July 2003.

           This will lead to commencement of commercial service in early 2004. Development of the ground segment and terminals continues as well. You may recall that we formed the Hughes Broadband Alliance during 2001 to encourage leading corporations to develop applications that take advantage of Spaceway's superior functionality.

           Intel and Sony signed on with the alliance through the second quarter, joining existing partners such as Hewlett-Packard, Sun Microsystems, EMC and Polycom. We believe that this involvement by a broad array of leading companies illustrates Spaceways unique appeal and potential. We remain as committed as ever to Spaceway and continue to be excited about its prospects. With that I will turn the call back to Jon.

Jon Rubin: Thanks Pradman. Now let's move on to questions you may have about Hughes second quarter results. Keep in mind that we have members of the media on the call in a listen only mode. I would like to remind the media that they are not authorized to quote any participants on this call either directly or in substance other than the representatives of Hughes.

           In addition we are Webcasting this call live on the Internet and an archived copy will be kept on our site. Finally, I would like to ask callers to limit your questions to only one or two until everyone has had a chance to ask their question. At that point feel free to ask additional questions. Operator we are ready for the first question.

Operator:  Thank you, Mr. Rubin. Today's question and answer session will be conducted electronically. If you would like to ask a question please press the star key followed by the 1 on your touchtone telephone. Once again if you would like to ask a question press star 1. And we will take our first question today from Karim Zia with Deutsche Bank.

Karim Zia: Thanks, I just have two quick ones for Roxanne. Could you talk about the Radio Shack environment from a marketers standpoint versus EchoStar? What you are seeing and what your expectations are over time. And then secondly could you just give an update on the status of the renewal negotiations for NFL Season Ticket and what you think the timeline is there? Thanks.

Roxanne Austin: I will take the last one first. On the NFL we continue to discuss with the NFL. We continue to remain positive about our ability to continue that very successful relationship. And I think, Karim, it will continue over the next several months.

           If you look at where we are in Radio Shack, we are not going to comment specifically on market share on any particular retailer. We continue to feel strongly that we will be able to compete in Radio Shack along with EchoStar side by side. We haven't seen any significant effect this quarter.

Karim Zia: Do you feel comfortable with Circuit City and Best Buy relationships remaining on an exclusive basis at this point?

Roxanne Austin: Yes I do.

Karim Zia: Okay thanks.

Operator:  Our next question comes from Marc Nabi with Merrill Lynch.

Marc Nabi: Good morning, how are you? Just a couple of questions. One,
           Roxanne, could you talk about Adelphia and the woes, unfortunately, they have been having and how it relates to DIRECTV business? And I have been reading of course in the press and I am sure, as you already know since you are doing it, increased expenditures in those markets. Are you seeing people switch over and maybe you could talk a little bit about that?

Roxanne Austin: Well it is a little early Marc. We just started a campaign in
           Los Angeles in the last several days. It was right around the fourth of July. So we have an aggressive campaign going on in the Los Angeles area currently. We will roll it out to additional Adelphia markets based on the traction we are getting here.

           We are focused on a multi-room solution offer to those customers where for $50 or less they can get a two-room system installed. We are going out with aggressive radio and print media. We are doing door hangers etc in Adelphia markets basically saying Adelphia customers come to DIRECTV. And that aggressive tactic will continue throughout the quarter.

Marc Nabi: Okay also with respect to ARPU, I was very impressed by the meaningful lift I saw. How much of that relates to the fight versus the initiatives you have done such as what I will call the simplification programs announced in February? How the elimination of lower tier and how it is going to become a higher prices tier that you had talked about earlier. Maybe you can - can you break that down somewhat so we can see what that lift is?

Mike Palkovic: Yes, Marc it is Mike. First of all on the Tyson side we can't disclose the specific buy rates. But that contributed significantly to our being able to overachieve revenues in the quarter. You can probably argue that that was a big chunk of the overachievement. However, also contributing to that was continued success in the local markets driving higher margin revenue coming from those packages, which we talked about consistently about new packaging strategy

Marc Nabi: Okay, also another question that relates to your - the premium penetration rates. Obviously with the economy doing what it has been doing have you seen a drop off as far as people taking the take rates for HBOs and the other premium networks relative to say even a quarter ago? Maybe you can talk a little bit about that.

Roxanne Austin: We won't make any specific comments on that Marc, but I will tell you we haven't seen any significant decline. In fact, that has been relatively constant. What we do see is that our new pick strategy, where a customer can pick and choose the premium packages they want. And each one they select, in addition to the one they already have, they get a discount on every new one they select going up the tier. That has had a very favorable response from consumers. So we think that is contributing as well in the ARPU area. So I think we are pretty pleased with where we are on both the premium side and on the package penetration side. I think our total Choice Plus with locals, being the focus of our entry point in most of our media campaigns, has been really positive. We're seeing a lift on initial customers coming in the door at a higher ARPU than one might expect, given the mass market that we are now in for customers. So overall we are pretty pleased with what we are seeing so far on the revenues side.

Marc Nabi: Okay and just one last question. I am sorry, this is for Jack.
           Just out of curiosity, when do you and the management team decide that DSL is not working out? Or that we need to have a strategic partner potentially in Latin America. I know obviously there are talks, but when do you throw in the towel particularly on the DSL front?

Jack Shaw: Marc, I guess I can't comment on when you throw in the towel. I can tell you that each one of these businesses that you have mentioned is kind of under continuous review and we are looking at all of our options, all of the time. It is no secret that we do need a partner in Latin America and figure out how to come up with an economic model that makes sense.

           Similarly, there is no question about DIRECTV broadband, the Telocity venture, but I don't think I should telegraph punches there. Just to make sure everybody understands, we are making conscious decisions with the best information we have and we are reviewing all of the options all of the time.

Marc Nabi:  Okay thanks very much for your time.

Jack Shaw:  Thank you Marc.

Operator:  Our next question comes from Vijay Jayant with Morgan Stanley.

Vijay Jayant: Good afternoon, most of my questions have been answered but the FCC has still stopped the clock on the merger process. Can you tell us, have you filed required documents and, (the clock) why hasn't that started?

Eddy Hartenstein: Vijay, this is Eddy Hartenstein, we have been providing documents for an ongoing and evolving set of questions. We believe the end of those questions is coming to a close and we are wrapping up our response. There is sometimes a few days or even a few weeks time involved in us getting the response. We feel that the timetable that we have indicated - as Jack indicated here fourth quarter, is on track and that the 180 day period of review - the clock period as it were, will come within that period.

           I think that we have made a number of presentations. We can't get into the specifics of those while the FCC will make public certain of the information that we have shared. The matter at the Department of Justice is a more private set of issues between EchoStar and us. But we are responding, we are getting all of the data in, that has been requested, and expect that phase of the review to be completed in the next few weeks.

Vijay Jayant: The second question on refinancing - given the debt maturities in December. If the merger is not completed and the financial ((inaudible)) is not consummated by then, should we be nervous about the refinancing? Or can you tell us what you're thinking on that front?

Mike Gaines: This is Mike Gaines, I don't think you should be nervous.
           First of all, we do believe in the unlikely event of no deal that the sale of PanAmSat and receipt of the breakup fee would be received.

           In the event of that not happening though, we are working today looking ahead with EchoStar to arrange the merger financing - but do it in a way that would allow Hughes liquidity if there was no deal to help us refinance those December maturities.

Vijay Jayant: One final question, this is probably more for Jack.
           Philosophically, in terms of some of your negative NPV businesses, which continue to have a weighing on the value of the shares even though you may have meaningful success as direct to viewer. Just following up on Marc Nabi's question, what is the process and when do you really pull the plug, philosophically not telling us when you are going to do what, but what does it take for you to decide it is time to call it quits on a business?

Jack Shaw: Vijay, I guess I have to come back to what I said to Marc. I don't think that you talk publicly about when you pull the plug or when you turn something down. I guess mostly what I can say to you is that it is important for me to make sure that you folks know that these are conscious decisions and we are working on them.

           It is not something that has a definite timeline although I have timelines in my own head. I believe that in the end you would say that the timeline probably squares with the completion of the deal at the end of the year. As to what decisions are made and where we go forward with what.

           You probably know all of these things when you are talking about philosophy or you are talking about DIRECTV Latin America they need to be made in conjunction with EchoStar. So I've probably talked too much but the bottom line is, we are working on them and we are working as quickly as we can.

Vijay Jayant:  Okay thank you very much.

Operator: We will take our next question from William Kidd with Lehman Brothers.

William Kidd: Good afternoon. I guess the first question relates to really the DIRECTV subscribers base and I was wondering if it's possible - can you give us an idea of how much -- without numbers just rough -- what the impact of the certificate program was as well as the Cablevision YES dispute and the change in the Radio Shack distribution channel?

Roxanne Austin: Radio Shack as I said earlier didn't really have a significant impact on the quarter. If you look at the certificate program, we were down on both particular overall sales where we were implementing that program, William. It probably caused us to miss growth by about 20,000 or so - 25,000 subs.

           The remainder of the effect related to, again, the fluctuating price increases when we saw about a tenth of a point churn and the primary reason driven by the price increase.

William Kidd: On a go forward basis, I guess from the discussions I have with
           Radio Shack retailers, it seems like the impact of that channel is quite significant. And I am wondering how much have you allotted or are you expecting EchoStar to represent something like 50% of sales? Or can you give us some idea of how much impact that you are currently factoring into your numbers based on the change in Radio Shack distribution?

Roxanne Austin: No I won't talk about those numbers specifically but what I will say is that we have looked at that. I think we have been reasonably conservative at looking at what we think the performance will be for the balance of the year. And we believe that we have very strong performance coming out of other distribution that will more than offset it.

William Kidd: With respect to the transaction Hughes/EchoStar timing, Jack I guess right now you are saying fourth quarter, but I think the inclination has been September/October was the time that I thought I had seen on a number of Hughes presentations. And so I am wondering, are we still comfortable with October as we have been a couple of months ago? Or is it more uncertain so generally it is the fourth quarter now.

Jack Shaw: William I am as comfortable with October as any time I have talked to you. But in order to give a window I think we are saying the fourth quarter. And I think a lot of people have been saying that for a long time. But October - the reason we selected October is that it is 12 months from when we announced the merger.

           And that is really the calibration that we all thought was reasonable based upon all of the input we could get. So that is where October comes from. But now I don't think anything has changed. It is just that - to estimate within a month or two of when something like this can happen is not an easy thing to do.

William Kidd: I am going to go to a Pradman question but when trying to get a handle on Hughes free cash flow generation of the out years it is easy to get a handle on the improvements in DIRECTV because that business is fairly predictable.

           But the problem that I seem to have is what is the broadband or satellite related cap ex with Spaceway beyond its implementation. And so I am wondering in 2004, 2005 Pradman, what should we be pricing in as operating costs and how much exposure do we have there?

Pradman Kaul: You know the Spaceway capital expenditures continue into 2003 and about half of 2004. After that, the capital expenditures of Spaceway are very very small. So we expect to start seeing cash generation in our business from 2005 - from mid 2005 onwards.

William Kidd: But you know a number of start ups for the sector whether it be
           PanAmSat Net-36 where it was on track to lose $100 million in EBITDA when it was around. Or if you look at even the satellite radio companies, which lose $300 million in EBITDA in their start up years, do you think that that type of operating loss is something that we should expect from Spaceway?

Pradman Kaul: No I don't think so because unlike both of those examples
           William we have an existing business, which is generating significant revenues and some margins. And that business will just transition into using the Spaceway satellite platform. And obviously I think you will appreciate the fact that when we own the satellite platforms the gross margins of the space segment also now becomes part of our business.

           So it really starts generating heavy margins and significantly positive cash flow when we start putting customers on Spaceway rather than leasing transponders in our present business. So the fact that we have hopefully by then at least $4 to $500 million a year of existing revenue customers generating reasonable profits and margins and new customers transitioning to where we have the spacecraft (leasing) economics in our favor too. It makes that business generate margins and cash flow very very rapidly unlike the other two businesses you mentioned.

Jack Shaw: William, as I discussed with you and others we commit to you folks that we are going to roll out the Spaceway business plan and come up to New York and talk to you all about it so you get a real good review of where we are going.

William Kidd:  Great I appreciate that thank you so much.

Operator:  Our next question comes from Ty Carmichael with CS First Boston.

Ty Carmichael: Hi, I just wanted to touch base on the retention marketing cost where they increased about 38% sequentially. Yet the guidance you gave us was for flat to down in the back half of the year. And given the trend that you talked about, where you are seeing increasing take rates from multiple set-top box households. What gives you the confidence that that number - how do you get your arms around it - that cost - and gives you confidence that is going to be flat to down on a quarterly basis.

Roxanne Austin: Well I think we saw such a rush Ty in the second quarter because again it was the first full quarter coming off of the first quarter. We did a number of advertising etc where it really raised awareness about what was going on with our local channel and the availability of them. We did a number of things on air with ((inaudible)) also to raise awareness of customers about local channels.

           We have done direct marketing through our bill stuffers etc. So we really raised the awareness in the existing base about the availability of local channels. And now if they can truly cut the cord and get rid of cable. And I think that we saw a real run on second sets and multi sets in the second quarter because of that.

           I do think the trend will continue, which is why we are saying approximately $100 million for the third and fourth quarter. It is an estimate, so you could potentially see an even higher numbers of customers wanting to take second and third and fourth sets. But that is our best guess based on where we sit here today.

Ty Carmichael: Okay is there an, okay, assumption on the line that estimate - particularly what percent of your customers base you see upgrades per quarter?

Mike Palkovic: Ty what we saw in the second quarter was approximately 3%
           of our installed base going out and buying boxes. As Roxanne said, we are estimating that it won't continue that high. But right now until we have a couple of quarters of experience we just kind of estimating what that impact will be going forward.

Roxanne Austin: So we have increased our number, from where we originally thought it would be more in the $85 million range. So we have added about $15 million there.

Ty Carmichael: And can you talk a little bit about your PVR effort, particularly TiVo, and how that went in the second quarter and if there are any updates on the second-generation product that is coming out. Just your plans on that front? Is it kind of a holding pattern here until we get some certainty on the merger or are you going to continue to?

Roxanne Austin: No actually we are aggressively going after - because you know we signed a new agreement with TiVo which allows us to price and package and market the PVR service and brand it however we choose to do so. That will be rolling out in the last half of this year.

           You will see us become very aggressive with that. Once that is available and on track to meet our expectations of being probably of being close to rolling out at the beginning of the fourth quarter.

Ty Carmichael: Okay if your existing customers want to get that TiVo box are you going to subsidize that box as well if they agree to a full year agreement?

Roxanne Austin: We will have some promotions related to existing customers. I think one of the things that we do see is the opportunity of our existing base is our retention effort to have PVR - more penetration of PVR boxes in particularly our high end homes. So we will do some customization of that. We have factored that into our numbers for the rest of this year.

Ty Carmichael: Okay and then lastly is there any plans to expand the certificate plan beyond the retailers that you are offering it in today?

Roxanne Austin: I think we will if we believe that it works effectively. I think we have some learning to do. Obviously, we are just getting it started and we are trying to understand it. We will need to get it up running and then testing the - first of all what is happening at retail and second of all what is happening in a similar environment.

           And assuming that goes well we certainly would consider it at other retailers. We talked - we actually had a test at one and we have talked with several others about it. I think many have an interest in it. I think we want to be sure that we have it right before roll it out more broadly.

Eddy Hartenstein: Yes and Ty it is unlikely that there would be any significant additional converts until after the end of the year given the kind of IT changes and sales floor retraining that has to occur with an individual retailer.

Ty Carmichael:  Thank you very much.

Roxanne Austin:  Thanks Ty.

Operator:  Our next question comes from Armand Musey with Salomon Smith Barney.

Armand Musey: Hi good afternoon guys, when I look at your ARPU year over year second quarter last year was $58 and this quarter it is $58.10. You had identified some effects of the price increase as well as more local to local. That doesn't imply much year over year growth. How shall we think about long term ARPU growth for DIRECTV? Is it 1%, 3% or what? How fast do you think you can grow ARPU?

Roxanne Austin: Well again Armand I think if you look at where we were headed. We had about three quarters when we saw ARPU decline. And we were concerned about that and I think we have turned that decline around with our repackaging effort. Our focus on local channels, the mirroring fees that we are seeing on the multi-set take rates and of course the Tyson fight this quarter.

           But if you look at it I think we see an incredibly healthy trend going there which is why we upped the guidance from $57 to $58 for the full year. It is now $58 for this year. And I think future periods will be determined on a number of things. What is happening overall with price - potentially with price increases, what may happen with PVRs and other advanced set-tops.

           But those will be the types of things that will drive revenue increases I think in the future as well as continuing to see what happens beyond - I won't give any specific guidance beyond '02 since we don't give guidance beyond '02.

Armand Musey: Okay the second question is for Pradman, in the HNS how do you see the VSAT market shaking out right now. Obviously one of your big competitors there, Gilat, is undergoing some challenges. Are you seeing HNS picking up more market share? And if so can you please explain the year over year revenues decline?

Pradman Kaul: Yes I think when the numbers come out for 2002 it will show that we have increased our market share. But I think the reason that you see the numbers not growing as fast as the market share is that the cost per VSAT of the cost of service per site has been going down significantly faster than the rate at which we are selling more terminals.

           So for the long term I think that is good because we have a much larger customer base and we can now start offering additional services to increase our revenues per site. In the short term, it is impacting enterprise revenues from growing at the rate we would like to see it grow.

Armand Musey: Okay and very quickly has Boeing actually started bending metal for the Spaceway satellites and how long have they been doing that for?

Pradman Kaul: Oh yes if you go - it has been going through system integration as we speak right now. And a significant amount of the hardware for the first satellite is built. In fact, if I am not mistaken, I would estimate probably 80 to 90% of the hardware of the first satellite is built at this stage.

           They have been building - bending metal as you say - for at least nine months at this stage approximately. I was there about a month and a half ago and personally saw a significant amount of first satellite being put together as we spoke.

Armand Musey:  Thank you very much.

Operator:  Our next question today will come from John Stone with Ladenburg
           Thalmann.

John Stone: Hello my first question is kind of circling back to an earlier question asked about Cablevision and I didn't hear anything so I wanted to try to get some ideas to what sort of benefits you thought you received from the disagreements between YES and Cablevision.



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
Roxanne Austin: Well before the start of the season and right at the start of the season obviously we saw some significant improvement in the New York area. We believe that as the Pennant race potentially heats up here later on, that there will be some more opportunity there. But obviously it is slowed from its initial just because of the fact that we are up and running in the season.

John Stone: Do you have any estimate in terms of how many subscribers that it effected in terms of your growth this quarter?

Roxanne Austin: No but we did see - again we continue to see growth in our large markets like Los Angeles, New York, Chicago, Miami, San Francisco and those continue to be strong market for us. And New York is performing very well for us.

John Stone: Okay shifting gears a little bit, my next question is my personal feeling is that part of the competitive environment that is being countered in the Radio Shack channel has to do with the fact that EchoStar offers both purchase and leasing plans and DIRECTV has been focused on purchase plan for customer equipment. Does DIRECTV plan on offering a leasing plan? And can you give us some idea on when we might be seeing one?

Roxanne Austin: I am not so sure I would characterize the competitive environment as lease versus purchase. Actually we offer a lease plan in our direct channel and very few customers elect to take it. And if you look at what I believe competitively, our competition has offered a multi-room solution. But if you look at what has happened, relative to the number of television households with multi-sets, the average number of TVs in a household in the US today is 2.4. And the average number of TVs in a DIRECTV household today is roughly 3.

           So you will see that now that we have a price point that is very attractive of one box installed at $49 or less at various retailers, a two box installation at $99 or less and again installed and I think that is very cost effective. And customers are looking at that saying, "That is very attractive to me, why lease?"

           And so from an economic standpoint as I said earlier if you look at our internal rates of return, first of all we pay - with the mirroring fee alone - we pay the cost of offering that box - assuming the customer again signs an annual commitment for a multi solution or an existing customer signs an annual commitment. And we drive higher ARPU because those tend to be higher revenue homes.

           So again we think the economic model works very well and we have as the purchase model. And I don't think that that is any issue relative to competition.

John Stone: Okay my last question, this would be more for Kevin related to results in the last quarter at DTVLA can you give us some idea of what is happening in terms of churn? And also since some of your subscribers acquisition costs are priced in local currency those should presumably be benefiting from the devaluations. Can you give us some visibility as to what is happening on the SAC front?

Kevin McGrath: John, the churn for the quarter was 3.1% but if you exclude
           Argentina from that, you end up with a number of about 2.6%. The - clearly the number is significantly affected by the situation in Argentina. And you are absolutely right with regard to the SAC cost. On a number of fronts we have been able to manage the SAC costs down.

           Some of it is a result of devaluation but also some of it is a result of just being very tough about the advertising dollars that were spent. Our out of pocket SAC costs, which was running about $180, is around $130 now. And I expect it will remain at that level or go lower for the balance of the year.

John Stone: Just to clarify when you say out of pocket SAC cost could you give me a definition for that term?

Kevin McGrath: Yes it excludes the box cost which, as I think you know we have a lease model, and one of the things that we have done, which is a real success over the course of the last year is we have significantly increased our recovery of churned receivers including receivers that have been out there for a while. So where last year we consumed almost 700,000 in receivers, this year we are going to consume - we purchased almost 700,000 in receivers.

           This year we are going to purchase only 100,000 and we are going to make up the difference associated with churn and with new customers, simply out of the inventory we have. And frankly we think that that will continue forward into next year. So in quoting the $130 price because we don't need to go out and buy a new box we really do have an acquisition cost per subscriber of about $130.

John Stone:  Great thanks a lot.

Operator:  We will take our next question from Blaine Marder with Iridian Asset
           Management.

Blaine Marder: Hi, I was wondering how we might think about cash burn in
           2003. Just from your existing business just forget about the merger for a second. With what you are doing now how might we think about cash burn? I see analysts looking for almost kind of a double in EBITDA. And how much of that do you think will actually fall down to free cash flow? Thanks.

Mike Gaines: This is Mike Gaines I think we believe that for 2003 we expect free cash flow to basically be break even. That will be driven by improvements in DIRECTV and cash flow and I think reduced capital expenditures. So that is where we see '03 going.

Blaine Marder: And how much might it cost you in your estimation to get out of some of these business should you choose to do that? I mean are we talking about restructuring and severance and the like that could show up on the cash flow?

Mike Gaines: Well I think as Jack alluded to we are not to that point yet so we don't have estimates for those to go over with you.

Blaine Marder:  Thanks.

Operator:  Our next question comes from Mitch Julis with Canyon Capital
           Advisors.

Mitch Julis: Yes, on the set-top box issue I was wondering when do you envision a solution whereby a household doesn't have to deploy multiple boxes so that it would be cheaper for the household and also cheaper for you since it has been a marketing strategy for you guys to subsidize those boxes.

Eddy Hartenstein: I think what you are looking at - there are two answers there is the technical solution, which could be more illusive than not, in terms of price efficiency, and then there is the marketing solution. Right now, as Roxanne indicated, the offer out there is $49 or less or $99 or less for a one or two set solution. If you are talking about a wireless solution within a household those are second and perhaps even third generation incarnations of a home server type of unit that would distribute on a wireless basis inside the house.

           There are working breadboard models of that amongst some of our manufacturing partners, is indeed even internally, that we are looking at. It is not clear - there is not a map yet - a product map that we have decided on internally.

           And as the merger and transition - I should say the pre-merger transition meetings are proceeding between us and EchoStar, we are both learning a lot of information on where that might go and how quickly it might proceed. Right now, it is the more relative brut force solution that we are proceeding with.

Mitch Julis: Okay and then I also wanted to follow-up on two other items.
           One, being status of the NRTC some of the stats that you gave I guess flat subscribers - are there any other contacts that you want to give us on the NRTC situation. And then the last question is just on Blockbuster and whether that as a channel has continued to show itself as important to you in terms of what it added to the quarter.

Eddy Hartenstein: This is Eddy, I will take the first one. We don't have anything to report on the status of NRTC or any of their affiliates - their primary one being a publicly traded company, Pegasus. They will have their own analyst call I presume in the coming weeks or months.

Mitch Julis: But in your press release you show that as flat essentially is that right? Is that the subscriber count? Am I wrong in the way I interpret that?

Mike Palkovic: Yes this is Mike, their results, which we can see in the billing system, are effectively flat for the second quarter.

Mitch Julis:  Okay and then on Blockbuster?

Roxanne Austin: Blockbuster continues to be a strong distribution channel for
           us. And will continue to do so. We are seeing strong results there. They did have a light slowdown sales this quarter solely due to the fact that we had the certificate program implemented there.

Mitch Julis:  Thanks a lot.

Operator:  Our next question comes from Patty Reali with Gartner Data Quest.

Patty Reali:  I think my question has been answered thank you.

Operator:  We will go next to Sturgis Woodbury with Oppenheimer Capital.

Sturgis Woodbury: Yes I apologize if somebody has already asked this question. But I am curious about the churn because Roxanne in the first quarter conference call the words I had from the transcript were - the churn was 1.6%, which favorably compared with the fourth quarter we experienced. And while - the statement was while we always feel there is room for improvement. We felt very good about how churn was looking. That was back in April and how it would look for the rest of the year.

           Yet the churn looked like it ticked up in spite of that comment. And I am just wondering why you guys didn't really broadcast the up tick in churn given you knew the pricing - lowest tier pricing package was on the way out. And what should we expect for churn and how can we have confidence in that expectation going forward.

Roxanne Austin: Well it was a one-time effect in the select choice price increase. And while we do...

Sturgis Woodbury:  When was that put into effect?

Roxanne Austin:  It started in this quarter.

Sturgis Woodbury:  But when in this quarter?

Roxanne Austin:  In April.

Sturgis Woodbury: But I mean you knew that when you made that prior prediction about churn?

Roxanne Austin: Yes and we were looking at churn being roughly flat. We thought we could perhaps do some things to off set it. Actually it was slightly higher and had more customers than we expected to have in terms of churn related to it.

           But overall if you look at it from a margin improvement standpoint we still have very strong margin improvement from the move. So we are confident that was a one-time blip. We saw that in sort of middle to late April and May timeframe. Starting to slow as we went into June. So we think it was a one-time effect that again has now stabilized. And we will have a net margin improvement as we go forward.

Sturgis Woodbury: So your expectations on churn for the remainder of the year would be?

Roxanne Austin: I think we will be roughly flat in the third quarter at 1.6%.
           Again being within our range of...

Sturgis Woodbury: Was the churn actually 1.6% for the quarter? What I calculated it looked like it was closer to 1.7%.

Roxanne Austin: It was 1.7% for the quarter, taking out the one time effect it would be 1.6%.

Sturgis Woodbury: So you are forecasting an improvement then in the third quarter.

Roxanne Austin:  Compared to the second quarter yes.

Sturgis Woodbury:  And you hope to finish the year at that level as well?

Roxanne Austin:  At that level or perhaps a little better.

Sturgis Woodbury:  Okay let's hope so thank you.

Eddy Hartenstein: Sturgis I think in - I apologize because I am not sure what you heard during the call here but there were other things that Roxanne pointed out such that every month that we proceed more and more people are on a 12-month commitment that has been going on. And more and more second set boxes and more and more local channels.

           So those three factors in combination I think are what give Roxanne and her team the confidence that the 1.6% number or better perhaps is achievable for the balance of the year.

Sturgis Woodbury:  Great thank you Eddy.

Operator:  We will go now to Victor Hawley with Reed Conner & Birdwell.

Victor Hawley: Yes most have been asked but I do have a question regarding the World Cup deal that you guys had. What have you guys learned from it in terms of your willingness to take on big event - one time event type things like this in the future?

Kevin McGrath: Well clearly this is not the type of thing we should be doing.

Victor Hawley:  I kind of take it then you wouldn't be doing that in four years?

Kevin McGrath: Well no unfortunately we own the rights for the next World
           Cup in 2006. As you probably know from seeing some of the public documentation virtually everybody in the world is going to have to renegotiate with Kirch and FIFA as to the 2006 World Cup based on the results of 2002 and obviously that will include us.

Victor Hawley:  Okay thank you.

Operator:  We will go now to Leon Cooperman with Omega Advisors.

Leon Cooperman: Thank you. I am trying to find the right way to phrase this. I read all of these research reports where basically endless that cover the sector. And they all seem to say the same thing that you ought to bet with EchoStar because EchoStar is managed with a superior fashion and that they have all to gain and nothing to lose.

           If the deal doesn't go through they have kind of mobilized us you know in this critical period of time. And if the deal goes through it is a major win obviously for both companies. I kind of look at ourselves we have a superior balance sheet. And I am just wondering what steps are we taking to close the perceived gap between the management teams of Gemstar and EchoStar?

           Are people's comments regarding quality management backward looking and not in fact forward looking. It is obviously a subjective comment on your part. But I am curious kind of how you see the response to these observations where everybody seems to come out and say that you bet with the space you bet with EchoStar you don't bet with GMH.

Jack Shaw: Thank you very much, this is Jack. We obviously don't necessarily agree with that perception. We believe in the past that people coming to that conclusion were very well founded because we weren't doing as good a job as we should have. But going forward we think we know what makes the business tick, we think we know the issues that are important.

           We have had four straight quarters in DIRECTV where we have done what we said we would do or within 20,000 subscribers this quarter. So I think that we have this business under control. I also think that the issues remaining within this business - let's focus on DIRECTV - are issues that are quite understandable. They are issues that we have a lot of room to improve on.

           And when people say that an EchoStar is kind of in a win/win position obviously we believe that the two companies are better off merged together because we are going to be a more formidable competitor to cable. But I believe that Hughes' DIRECTV in the United States will be a very formidable competitor on its own rights.

           The issue is that either EchoStar and ourselves can only compete totally with cable where we are offering local channels and all local channels. And because of the spectrum issues we can't really do that unless we are put together. But I believe that should the merger not occur if you would look at our balance sheet - at the Hughes balance sheet and that you look at our performance over the past year. And hopefully by then it is five or six quarters.

           And you look at what we have done and what we can do to improve our performance I like our hand pretty well. And I think our management team can stack up against anyone now. And I certainly would not have said that to you a year ago.

Leon Cooperman: So I guess the answer is a backward look as opposed to forward-looking comments.

Jack Shaw:  That is my feeling yes.  But obviously I am a little bit biased.

Leon Cooperman: Well I suspect you would be, that is good to hear that you feel that way though, thank you very much.

Jack Shaw:  Thank you.

Operator:  We will go next to Steve Mather with Sanders Morris Harris.

Steve Mather: Good afternoon with respect to a non-merger could you give us a little guidance on the timing of the PanAmSat transaction?

Jack Shaw:  Larry Hunter, are you there?

Larry Hunter:  Yes.

Jack Shaw: Larry Hunter is our assistant general counsel who is in Japan right now. But we put him on this phone call exactly for those kinds of questions.

Larry Hunter: Great, the PanAmSat transaction - again we expect the merger to occur. So we are not looking at a PanAmSat transaction. But if it were to occur it would be shortly after the regulatory denial. So within a month or two.

Steve Mather:  And then some time period for it to actually to close.

Larry Hunter:  Yes.

Steve Mather:  Six months or so.

Larry Hunter:  Yes.

Steve Mather: Okay that seems pretty fast one to two months. Let's see that is great, my second question is just with regard to expansion to local service. Roxanne can you give us the latest?



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
Roxanne Austin: Yes we had announced you know earlier in the year that we would have ten new markets launched this year. We are now in 44 markets. We will be adding Oklahoma City, Buffalo, New York, Grand Rapids, Michigan and Norfolk, Virginia will launch this summer. Knoxville, Tennessee will launch in September.

           And we will have two additional markets to be named and launched before year-end. But we haven't publicly disclosed those yet.

Steve Mather: And then I would imagine more in '03 - and especially after the launch of the DIRECTV 7S?

Roxanne Austin: Yes we have to wait for the launch of DIRECTV 7S before we can launch any additional local markets.

Steve Mather: Beyond 50?

Roxanne Austin:  That is correct.

Steve Mather:  Or 51?

Roxanne Austin:  yes 51.

Steve Mather: And my last question possibly for Pradman. Pradman the
           DIRECWAY residential SOHO group, we talked a little bit about the DSL and things like that earlier in the call. But these folks that have the DIRECWAY residential, how easy are they to transition to Spaceway? I mean transition without new equipment or would you supply some kind of discounted equipment and hold those folks around for a year and a half until the system was fully operational.

Pradman Kaul: Well - yes I think our plan currently is that we will be keeping those customers - most of the existing customers in the residential segment on Ku-band satellite unless they wanted to migrate to Spaceway. In which case, we would charge them for the migration. And take on new subscribers on Spaceway. Now in terms of the equipment beginning I think in September, all new terminals that we will be shipping - the antennas will be Ka compatible so you won't have to change the dish, if we choose to transform subscribers from existing Ku band system to Spaceway.

           But the rest of - the actual transmitter - the transceiver - would have to be changed. And the indoor modem would have to be changed.

Steve Mather: Okay the only reason I ask this is a lot like the DSL business it is not yet a money winner and I was just thinking about how much it would cost to convert those.

Pradman Kaul: I think our strategy is to keep those folks that have
           ((inaudible)) on the Ku band. I don't think that would apply.

Steve Mather: Okay thank you. My last question is just briefly on the potential final payment regarding Boeing. Is there any - you did mention that it would be pushed back into '03. Is there any range? I know the top end is $750 million as far as I understand.

Mike Gaines: We certainly don't think it is anywhere near that number but that will be something that is subject to the arbitration. But I don't see anything in the magnitude of $750 that is for sure.

Jack Shaw:  The low end is?

Mike Gaines: Well we do know that we owe them $165 million plus interest for the basic kind of calculated price adjustment. But then there is a dispute beyond that. And that is what we will be going to arbitration over.

Steve Mather:  I see all right thank you very much.

Operator:  That does conclude today's question and answer session. Mr. Rubin I would like to turn the call back over to you for any additional or closing remarks.

Jon Rubin: Thank you all for joining us today. If you have any further questions, please contact me or our investment relations department at Hughes or PanAmSat. Thank you and have a great afternoon.

Operator:  This concludes today's conference. You may now disconnect at this time.


                                       END












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